Exhibit 3.5

SECOND AMENDMENT TO

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

CCS IX PORTFOLIO HOLDINGS, LLC

This SECOND AMENDMENT (the “Amendment”) to the Second Amended and Restated Limited Liability Company Agreement (the “Agreement”), effective as of February 14, 2025, of CCS IX Portfolio Holdings, LLC, a Delaware limited liability company (the “Company”), is entered into as of November 13, 2025 (the “Effective Time”).

WHEREAS, Section 11.1(b) of the Agreement provides that the Agreement may be amended for certain purposes with the consent of the Company’s Board of Directors and without the need to seek consent of any Member; and

WHEREAS, the Company has received the prior unanimous written consent of its Board of Directors to this Amendment.

NOW, THEREFORE, the Agreement is hereby amended as follows:

1.
Defined Terms. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Agreement.
2.
Amendment to Section 4.3 of the Agreement. The first paragraph of Section 4.3 of the Agreement is hereby amended and restated in its entirety (with emphasis added for the amended language) as follows:

Distributions. Subject to the discretion of the Board of Directors, the requirements of Section 852(a) of Subchapter M of the Code, the terms of any Financings or other obligations or Preferred Units and any other applicable legal requirements, the Company intends to (i) authorize and declare distributions from time to time, if the Board finds such distributions to be in the best interest of the Company and its Members, which distributions may be funded from any sources of funds available to the Company, and (ii) distribute such portion of its investment company taxable income and net capital gain for each taxable year following its election to be regulated as a business development company as is necessary to qualify for treatment as a RIC under Subchapter M of the Code, for any such taxable year, in each case, which distributions may be in cash, in-kind, or a combination of cash and in-kind. Any distributions in-kind will be distributed among the Members in the same proportion and priority as cash distributions would be distributed among the Members and will be valued in accordance with the Company’s valuation policies.

3.
Except as expressly amended hereby, the Agreement remains in full force and effect.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first above written.

Company:

CCS IX PORTFOLIO HOLDINGS, LLC

By: /s/ George Hawley

Name: George P. Hawley

Title: Secretary